FOR IMMEDIATE RELEASE	NASDAQ: TRIL
TSX: TRIL

TRILLIUM TO PRESENT AT THE 20th ANNUAL RODMAN & RENSHAW
GLOBAL INVESTMENT CONFERENCE

TORONTO, Aug. 30, 2018 – Trillium Therapeutics Inc. (NASDAQ/TSX: TRIL), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, announced today that it will be featured as a presenting company at the 20th Annual Rodman & Renshaw Global Investment Conference, sponsored by H.C. Wainwright & Co., LLC. The conference is being held on September 4-6, 2018 at the St. Regis New York Hotel in New York City.

Presenter: Dr. Niclas Stiernholm, Chief Executive Officer
Date: September 5, 2018
Time: 4:15 pm (Eastern Time)
Location: Library (2nd floor)

About Trillium Therapeutics

Trillium is an immuno-oncology company developing innovative therapies for the treatment of cancer. The company’s two clinical programs, TTI-621 and TTI-622, target CD47, a “do not eat” signal that cancer cells frequently use to evade the immune system. Trillium also has a proprietary fluorine-based medicinal chemistry platform that is being used to develop novel compounds directed at undisclosed immuno-oncology targets.

For more information visit: www.trilliumtherapeutics.com

Contact:
James Parsons
Chief Financial Officer
Trillium Therapeutics Inc.
416-595-0627 x232
james@trilliumtherapeutics.com
www.trilliumtherapeutics.com

Investor and Media Relations:
Jessica Tieszen
Canale Communications for Trillium Therapeutics
619-849-5385
jessica@canalecomm.com